UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PLAYA HOTELS & RESORTS N.V.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

N70544114

(CUSIP Number of Class of Securities)

Bruce D. Wardinski

Chief Executive Officer

Playa Hotels & Resorts N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, the Netherlands

+31 20 521 49 62

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Michael E. McTiernan, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

Phone: (202) 637-5600

Facsimile: (202) 637-5910

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,585,000	$5,862.80

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Playa Hotels & Resorts N.V. (the “Company”) is offering holders of a total of 67,000,000 (representing 45,000,000 Public Warrants and 22,000,000 Private Warrants (each as defined below) outstanding as of May 22, 2017 issued by the Company the opportunity to exchange such warrants for ordinary shares, par value €0.10 per share, of the Company by tendering 0.1 Ordinary Shares in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the NASDAQ on May 19, 2017, which was $0.755.
(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory #1 for Fiscal Year 2017, and equals $115.90 for each $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,932.25	Filing Party: Playa Hotels & Resorts N.V.
Form or Registration No.: Form S-4	Date Filed: May 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Playa Hotels & Resorts N.V. (the “Company,” “us” or “we”), a Dutch public limited liability company (naamloze vennootschap). This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.1 Ordinary Shares, par value €0.10 per share, of the Company in exchange for every outstanding Warrant (as defined below) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 22, 2017 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents from holders of the Warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of March 10, 2017, by and among Computershare, Inc., Computershare Trust Company, N.A. and the Company (the “Warrant Agreement”) that governs all of the Warrants to permit the Company to require that each outstanding Warrant be converted into 0.09 Ordinary Shares, which is a ratio 10% less than the ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Warrants is required to approve the Warrant Amendment, with the Public Warrant holders and Private Warrant holders voting together. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of the outstanding Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Playa Hotels & Resorts N.V. The Company’s principal executive offices are located at Prins Bernhardplein 200 1097 JB Amsterdam, the Netherlands, and its telephone number at such offices is +31 20 521 49 62.

(b) Securities. The subject securities include:

(i) the Company’s publicly traded warrants to purchase Ordinary Shares that were issued in connection with the Company’s business combination between the Company, Pace Holdings Corp. (“Pace”) and Playa Hotels and Resorts B.V. (our “Predecessor”) completed on March 11, 2017 (the “Business Combination”), which entitle such warrant holders to purchase one-third of one Ordinary Share for a purchase price of one-third of $11.50, subject to adjustments, referred to as the “Public Warrants,” and

(ii) certain of the Company’s warrants to purchase Ordinary Shares that were privately issued as consideration in connection with the consummation of the Business Combination based on an exemption from registration under the Securities Act of 1933 (the “Securities Act”), which entitle the holders to purchase one-third of one Ordinary Share for a purchase price of one-third of $11.50, subject to adjustments, referred to as the “Private Warrants.” The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable on a cashless basis and are not redeemable by us, in each case so long as they are still held by the initial holders or their affiliates.

The Public Warrants and Private Warrants are referred to collectively as the “Warrants.” As of May 22, 2017, there were an aggregate of 45,000,000 Public Warrants and 22,000,000 Private Warrants outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Market Price, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of May 22, 2017 are listed in the table below.

Name	Position
Bruce D. Wardinski	Director, Chairman and Chief Executive Officer
Paul Hackwell	Director
Stephen G. Haggerty	Director
Daniel J. Hirsch	Director
Hal Stanley Jones	Director
Thomas Klein	Director
Elizabeth Lieberman	Director
Stephen L. Millham	Director
Karl Peterson	Director
Arturo Sarukhan	Director
Alexander Stadlin	Chief Operating Officer
Larry K. Harvey	Chief Financial Officer*
Ryan Hymel	Treasurer*
Kevin Froemming	Chief Marketing Officer
David Camhi	General Counsel

*	Mr. Harvey will retire from the Company on June 30, 2017 and Mr. Hymel will succeed him as Chief Financial Officer, effective July 1, 2017.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation– Transactions and Agreements Concerning Our Securities,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation,” “Business of Playa and Certain Information About Playa,” “Certain

Relationships and Related Person Transactions” and “Description of Capital Stock,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NASDAQ; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company listed below are incorporated by reference into this Schedule TO as indicated below. References to page numbers refer to the corresponding page of the Prospectus/Offer to Exchange. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

Playa Hotels & Resorts N.V. (formerly Porto Holdco B.V.)[1]
Unaudited Pro Forma Financial Information
Unaudited Pro Forma Condensed Combined Financial Information	F-2

For the Three Months Ended March 31, 2017 (unaudited)
Condensed Consolidated Balance Sheets as of March 31, 2017 and December 31, 2016	F-5
Condensed Consolidated Statement of Operations and Comprehensive Income for the three months ended March 31, 2017 and 2016	F-6
Condensed Consolidated Statements of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Income for the three months ended March 31, 2016 and 2017	F-7
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2017 and 2016	F-8
Notes to Condensed Consolidated Financial Statements	F-9

For the Year Ended December 31, 2016
Report of Independent Registered Public Accounting Firm	F-25
Consolidated Balance Sheet as of December 31, 2016	F-26
Notes to Consolidated Balance Sheet	F-30

Playa Hotels & Resorts B.V.

For the Year Ended December 31, 2016
Report of Independent Registered Public Accounting Firm	F-34
Consolidated Balance Sheets as of December 31, 2016 and 2015	F-35
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2016, 2015 and 2014	F-36
Consolidated Statements of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Loss for the Years Ended December 31, 2016, 2015 and 2014	F-37
Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014	F-38
Notes to the Consolidated Financial Statements	F-39
Schedule I - Condensed Financial Information of Registrant	F-71

Pace Holdings Corp.

For the Year Ended December 31, 2016
Report of Independent Registered Public Accounting Firm	F-76
Balance Sheet as of December 31, 2016 and 2015	F-77
Statement of Operations For the Period ending December 31, 2016 and from June 3, 2015 (inception) to December 31, 2015	F-78
Statement of Shareholders’ Equity For the Period ending December 31, 2016 and from June 3, 2015 (inception) to December 31, 2015	F-79
Statement of Cash Flows For the Period ending December 31, 2016 and from June 3, 2015 (inception) to December 31, 2015	F-80
Notes to Financial Statements	F-81

(b) Pro Forma Information. Not applicable.

[1]	In connection with the Business Combination, on March 10, 2017, the registrant, formerly known as Porto Holdco B.V., was converted to a Dutch public limited liability company, and on March 11, 2017, was renamed Playa Hotels & Resorts N.V.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated May 22, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on May 22, 2017)

(b)	Not applicable

(d)(i)	Articles of Association of Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Registrant on May 8, 2017)

(d)(ii)	Board Rules for Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed by the Registrant on May 8, 2017)

Exhibit No.	Description

(d)(iii)	Indenture, dated as of August 9, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report on 8-K filed by the Registrant on March 14, 2017)

(d)(iv)	Supplemental Indenture, dated as of August 13, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(v)	Second Supplemental Indenture, dated as of February 26, 2014, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(vi)	Third Supplemental Indenture, dated as of May 11, 2015, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(vii)	Fourth Supplemental Indenture, dated as of October 4, 2016, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(viii)	Fifth Supplemental Indenture, dated as of December 21, 2016, by and among Playa Resorts Holding B.V, the Guarantors listed therein and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(ix)	Sixth Supplemental Indenture, dated as of April 28, 2017, by and among Playa Resorts Holding B.V, the Guarantors listed therein and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.7 to Registration Statement on Form S-1 filed by the Registrant on May 1, 2017)

(d)(x)	Shareholder Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xi)	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xii)	Investor Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xiii)	PHC Investor Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xiv)	Form of Playa Investor Subscription Agreement, dated as of March 11, 2017, by and between the Company and each Playa Investor party thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xv)	Company Earnout Warrants Agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

Exhibit No.	Description

(d)(xvi)	Sponsor Earnout Warrants Agreement, dated as of March 10, 2017, by and between the Company and TPG Pace Sponsor, LLC (formerly, TPACE Sponsor Corp.) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xvii)	Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xviii)	Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and TPG Pace Sponsor, LLC (formerly, TPACE Sponsor Corp.) (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xix)	Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the former shareholders of Playa Hotels & Resorts B.V. (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xx)	2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xxi)	Executive Employment Agreement, dated as of August 31, 2016, by and among Playa Resorts Management, LLC, Playa Hotel & Resorts, B.V. and Bruce D. Wardinski (incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxii)	Executive Employment Agreement, dated as of September 21, 2016, by and between Playa Resorts Management, LLC and Larry K. Harvey (incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxiii)	Executive Employment Agreement, dated as of September 15, 2016, by and between Playa Management USA, LLC and Kevin Froemming (incorporated by reference to Exhibit 10.25 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxiv)	Executive Employment Agreement, dated as of September 15, 2016, by and between Playa Management USA, LLC and Alexander Stadlin (incorporated by reference to Exhibit 10.26 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxv)	Form of Restricted Shares Agreement (incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxvi)	Separation Agreement, dated as of May 18, 2017, by and between Playa Resorts Management, LLC and Larry K. Harvey (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017

(d)(xxviii)	Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017

(g)	Not applicable

(h)	Opinion of Hogan Lovells US LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLAYA HOTELS & RESORTS N.V.

By:	/s/ Bruce D. Wardinski
Bruce D. Wardinski Chief Executive Officer

Dated: May 22, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated May 22, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on May 22, 2017)

(b)	Not applicable

(d)(i)	Articles of Association of Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Registrant on May 8, 2017)

(d)(ii)	Board Rules for Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed by the Registrant on May 8, 2017)

(d)(iii)	Indenture, dated as of August 9, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report on 8-K filed by the Registrant on March 14, 2017)

(d)(iv)	Supplemental Indenture, dated as of August 13, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(v)	Second Supplemental Indenture, dated as of February 26, 2014, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(vi)	Third Supplemental Indenture, dated as of May 11, 2015, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(vii)	Fourth Supplemental Indenture, dated as of October 4, 2016, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

Exhibit No.	Description

(d)(viii)	Fifth Supplemental Indenture, dated as of December 21, 2016, by and among Playa Resorts Holding B.V, the Guarantors listed therein and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(ix)	Sixth Supplemental Indenture, dated as of April 28, 2017, by and among Playa Resorts Holding B.V, the Guarantors listed therein and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.7 to Registration Statement on Form S-1 filed by the Registrant on May 1, 2017)

(d)(x)	Shareholder Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xi)	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xii)	Investor Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xiii)	PHC Investor Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xiv)	Form of Playa Investor Subscription Agreement, dated as of March 11, 2017, by and between the Company and each Playa Investor party thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xv)	Company Earnout Warrants Agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xvi)	Sponsor Earnout Warrants Agreement, dated as of March 10, 2017, by and between the Company and TPG Pace Sponsor, LLC (formerly, TPACE Sponsor Corp.) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xvii)	Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xviii)	Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and TPG Pace Sponsor, LLC (formerly, TPACE Sponsor Corp.) (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xix)	Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the former shareholders of Playa Hotels & Resorts B.V. (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xx)	2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

Exhibit No.	Description

(d)(xxi)	Executive Employment Agreement, dated as of August 31, 2016, by and among Playa Resorts Management, LLC, Playa Hotel & Resorts, B.V. and Bruce D. Wardinski (incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxii)	Executive Employment Agreement, dated as of September 21, 2016, by and between Playa Resorts Management, LLC and Larry K. Harvey (incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxiii)	Executive Employment Agreement, dated as of September 15, 2016, by and between Playa Management USA, LLC and Kevin Froemming (incorporated by reference to Exhibit 10.25 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxiv)	Executive Employment Agreement, dated as of September 15, 2016, by and between Playa Management USA, LLC and Alexander Stadlin (incorporated by reference to Exhibit 10.26 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxv)	Form of Restricted Shares Agreement (incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxvi)	Separation Agreement, dated as of May 18, 2017, by and between Playa Resorts Management, LLC and Larry K. Harvey (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017

(d)(xxviii)	Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017

(g)	Not applicable

(h)	Opinion of Hogan Lovells US LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)